ENTREPRENEUR UNIVERSE BRIGHT GROUP

 Suite 907, Saigao City Plaza Building 2,

No. 170, Weiyang Road, Xi’an, China

October 21, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	ENTREPRENEUR UNIVERSE BRIGHT GROUP

Amendment No. 1 to Registration Statement on Form 10-12G

Filed August 23, 2021

File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group. (the “Company”), we are responding to the Staff’s comment letter dated September 21, 2021. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 1 to Form 10 Filed August 23, 2021

General

1.	Please state clearly throughout the document whether you operate with a VIE structure. In appropriate places, explain that the entity in which investors hold their interest may not be the entity or entities through which the company’s operations may be conducted in China. Discuss how this type of corporate may affect investors and the value of their investment, including how and why the contractual arrangements, to the extent you use them, may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a variable interest entity, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response:	The Company does not currently operate with a VIE structure nor does the Company plan to utilize a VIE structure. The disclosures throughout the document have been revised to clearly state that the Company does not, and does not plan to use variable interest entities to execute its business plan or to conduct its China-based operations.

2.	Update your information as applicable through 2021. For example, we note that certain risk factors contain financial information only through 2020.

Response:	In response to Staff’s comments, the Company has reviewed and updated information as applicable through September 30, 2021.

October 21, 2021

Explanatory Note, page ii

3.	To the extent you use a variable interest entity structure to conduct your China-based operations, disclose prominently that you are not a Chinese operating company but a United States holding company with operations conducted by your subsidiaries and through contractual arrangements with a VIE based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely resulting in a material change in your operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response:	The Company does not currently operate with a VIE structure nor does the Company plan to utilize a VIE structure. The disclosures throughout the document have been revised to clearly state that the Company does not, and does not plan to use variable interest entities to execute its business plan or to conduct its China-based operations.

4.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response:	In response to Staff’s Comment 4, the Company has provided prominent disclosures about the legal and operational risks associated with having its operations in China, including the following:

Page 2:

While our major shareholders, headquarters, and operations are located in China, we currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. We face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of our Stocks or could significantly limit or completely hinder our ability to offer or continue to offer Stocks and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risks Associated with doing business in China.”

October 21, 2021

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Page 8:

Our Challenges with Having Operations in China

Entrepreneur Universe Bright Group is a Nevada holding company that conducts substantially all of its operations and business in China through its PRC subsidiary. Such structure involves unique risks to investors in our common stock. For a detailed description of the risk, see “Risk Factors”, including the risks described under the subsections headed “Risks Related to Our Business and Industry” , “Risks associated with doing business in China” and “Risks Related to the Market for our stock”. In particular, as we are a China-based company incorporated in Nevada, we face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of our Stocks or could significantly limit or completely hinder our ability to offer or continue to offer Stocks and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant oversight and discretion over the conduct of our business and our operations may be affected by evolving regulatory policies as a result. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our common stocks, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. You should pay special attention to the subsection headed “Risks associated with doing business in China” below.

5.	Clearly disclose how you will refer to the holding company, the Hong Kong subsidiary, and the WFOE Chinese subsidiary (as well as the VIE, if applicable) when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response:	The Company does not currently operate with a VIE structure nor does the Company plan to utilize a VIE structure. In response to the Staff’s comment, the Company has revised the disclosures to disclose how it will refer to the holding company, the Hong Kong subsidiary and the WFOE Chinese subsidiary as follows:

Page ii:

Unless otherwise mentioned or unless the context requires otherwise, when used in this Amendment, the terms “Company,” “we,” “us,” “our” and “EUBG” refer to Entrepreneur Universe Bright Group, a Nevada corporation and its consolidated subsidiaries, or any one or more of them as the context may require, “HK subsidiary” refers to Entrepreneurship World Technology Holding Group Company Limited, our wholly-owned subsidiary and a Hong Kong limited company, and “PRC subsidiary” refers to Xi-An Yuchuang Space Information Technology Co., Ltd., f/k/a Entrepreneurship World Consultants Limited, a wholly-foreign owned Chinese subsidiary of HK subsidiary EUBG is a holding company for its operating subsidiaries. We currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations.

October 21, 2021

6.	If the company uses a VIE structure, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the United States holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response.	The Company does not currently operate with a VIE structure nor does the Company plan to utilize a VIE structure.

7.	Disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:	In response to Staff’s Comment 7, the Company has included additional disclosures on the risk of the Company’s corporate structure as a result of having its operations in China. In particular, the Company has included the following additional risks and risks factors:

Page 2:

While our major shareholders, headquarters, and operations are located in China, we currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. We face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of our Stocks or could significantly limit or completely hinder our ability to offer or continue to offer Stocks and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risks Associated with doing business in China.”

October 21, 2021

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Page 8:

Our Challenges with Having Operations in China

Entrepreneur Universe Bright Group is a Nevada holding company that conducts substantially all of its operations and business in China through its PRC subsidiary. Such structure involves unique risks to investors in our common stock. For a detailed description of the risk, see “Risk Factors”, including the risks described under the subsections headed “Risks Related to Our Business and Industry” , “Risks associated with doing business in China” and “Risks Related to the Market for our stock”. In particular, as we are a China-based company incorporated in Nevada, we face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of our Stocks or could significantly limit or completely hinder our ability to offer or continue to offer Stocks and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant oversight and discretion over the conduct of our business and our operations may be affected by evolving regulatory policies as a result. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our common stocks, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. You should pay special attention to the subsection headed “Risks associated with doing business in China” below.

Page 31:

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

Recently, the Chinese government announced that it would step up supervision of Chinese companies listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

October 21, 2021

We are headquartered and have operations in China. We currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. However, because our operations are in China and our major shareholders are located in China, there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent announcements, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in the Company’s operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Page 32:

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, our PRC subsidiary may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

October 21, 2021

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Stocks, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

8.	Disclose each permission that you, your subsidiaries or your VIEs if applicable are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response:	The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009, requires, among other things, offshore special purpose vehicles, or SPVs, formed for the listing purpose through acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, since the Company’s PRC subsidiary was directly established by the Company’s Hong Kong subsidiary in 2019, the Foreign-invested Enterprise Law of the People’s Republic of China and the Company Law of the People’s Republic of China shall be applicable in this regard instead of the M&A Rules since CSRC currently has not issued any definitive rule or interpretation concerning whether registrations like ours under the Registration Statement are subject to the M&A Rules. Currently, our PRC subsidiary will not be required to submit an application to the CSRC for its approval of this registration under the M&A Rules.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which PRC regulators are required to accelerate rulemaking related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including (i) the draft Measures for the Security Assessment for Cross-border Transfer of Personal Information published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, and (ii) draft amendment to the Cybersecurity Review Measures in July 2021, which provides that, among others, an application for cyber security review shall be made by an issuer who is a critical information infrastructure operator or a data processing operator as defined therein before such issuer’s listing in a foreign country if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security.

The Company is a consulting/service provider and does not have any digital and/or social media platform. The Company does not believe that it is currently required to obtain clearance from CAC for our offering under the draft amendment to the Cybersecurity Review Measures in July 2021, or the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. However, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, the Company’s PRC subsidiary may in the future be subject to approval from CAC and/or other regulatory authorities or other procedures.

October 21, 2021

Page 38:

The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this registration under PRC law.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this registration may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Currently, our PRC subsidiary will not be required to submit an application to the CSRC for its approval of this registration under the M&A Rules because the CSRC currently has not issued any definitive rule or interpretation concerning whether registrations like ours under this registration statement are subject to this regulation. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas registration, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor.

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which PRC regulators are required to accelerate rulemaking related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including (i) the draft Measures for the Security Assessment for Cross-border Transfer of Personal Information published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, and (ii) draft amendment to the Cybersecurity Review Measures in July 2021, which provides that, among others, an application for cyber security review shall be made by an issuer who is a critical information infrastructure operator or a data processing operator as defined therein before such issuer’s listing in a foreign country if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities and our PRC subsidiary may become subject to more stringent requirements with respect to matters including data privacy, and cross-border investigation and enforcement of legal claims.

Notwithstanding the foregoing, as of the date of this registration statement, there are no PRC laws and regulations in force explicitly requiring that our PRC subsidiary obtaining any permission from PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to this registration from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations. Our PRC legal advisor has advised us that, based on the above and its understanding of the current PRC laws and regulations, as of the date of this registration statement, we are not required to submit an application to the CSRC, the CAC for the approval of this registration. However, our PRC legal advisor has further advised us there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities registration and other capital markets activities. If it is determined in the future that CSRC, the CAC or other approval were required for this registration, our PRC subsidiary may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this registration into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Stocks. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this registration before settlement and delivery of the Stocks. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory agencies later promulgate new rules requiring that our PRC subsidiary obtaining their approvals for this registration, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on our business and operating results.

October 21, 2021

9.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements if applicable. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response:	The Company does not currently operate with a VIE structure nor does the Company plan to utilize a VIE structure. In response to the Staff’s comments, the Company has provided a clear description of the dividend process.

Page 10:

Holding Company Structure

Entrepreneur Universe Bright Group is a Nevada holding corporation and we conduct substantially all of our operations through our PRC subsidiary. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our PRC subsidiary. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiary is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. The aggregate retained earnings for our PRC subsidiary as determined under the Accounting Standards for Business Enterprise were RMB2 million, RMB42 million and RMB19 million as of December 31, 2019, December 31, 2020 and June 30, 2021, respectively. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiary that is foreign investment enterprise in the PRC has to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. As of the date of this Amendment, our PRC subsidiary has contributed 50% of the registered capital to general reserve fund. Appropriation to the other two reserve funds are at our subsidiary’s discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiary totaled RMB457,499 (US$65,911) as of December 31, 2020 and June 30, 2021, respectively. See “Governmental Regulation in relation to Company’s business - Regulations related to Dividend Distribution”.

In February 2021, our PRC subsidiary, distributed USD4.6 million (net of withhold tax at USD517,120 charged at a rate of 10%) to its holding parent Hong Kong subsidiary. As long as meeting the above-mentioned requirements, there is no restriction or limitation to transfer dividends from our China subsidiary to its Hong Kong parent company, and there is no restriction or limitation to transfer dividends for our Hong Kong subsidiary to its US parent holding company.

October 21, 2021

Page 20:

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange or SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was most recently amended in 2015 and substantially amends and simplifies the current foreign exchange procedures. Pursuant to SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, pursuant to which, instead of applying for approval regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

October 21, 2021

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (negative list) for foreign investment and the project invested in China is authentic and compliant. Pursuant to SAFE Circular 28, upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, can process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts can be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded.

On April 10, 2020, SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, pursuant to which, eligible enterprises are allowed to use the income under capital account, from such sources as capital funds, foreign debt and overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction in advance, but the use of funds shall be true and compliant as well as conform to the existing administration regulations regarding use of income under capital account. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Page 22:

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends paid by WFOEs include the Company Law of PRC, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a WFOE in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

October 21, 2021

10.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response:	In response to the Staff’s comment, the Company has revised the disclosure to provide addition information about the impact of the Holding Foreign Companies Accountable Act on the Company as follows:

Page 46:

The audit report included in this Amendment is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. The Company could be delisted if it is unable to timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.

As a public company with securities quoted on the OTC Pink Sheets, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong and China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. As of the date of this Amendment, the SEC is seeking public comment on this identification process. Consistent with the HFCAA, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

October 21, 2021

It is unclear when the SEC will complete its rulemaking, when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The enactment of the HFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our stock could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our stock will not be permitted for trading “over-the counter” either. Such a delisting would substantially impair your ability to sell or purchase our stock when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our stock. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

11.	To the extent you use consolidated VIEs and they constitute a material part of your consolidated financial statements, please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response:	The Company does not currently operate with a VIE structure nor does the Company plan to utilize a VIE structure.

EUBG Corporate Structure, page 1

12.	The website indicated on page 3, https://www.overseacytx.com, does not appear to be valid. Please revise to provide a valid website if applicable.

Response.	From July, 2021 to September, 2021, the Company took down its website https://www.overseacytx.com for maintenance and redesign. The Company’s website is now available to the public.

Business Overview, page 4

13.	Expand to discuss how you earn your revenues through each of Xi’an CNT, your third party live-broadcasting training agencies, and your customers. In addition, expand the last two paragraphs on page 4 to disclose the percentage of your revenues earned in digital marketing consulting and in KOL training coordination.

Response.	In response to the Staff’s comment, we have revised the disclosure to provide expand discussions on how revenue is earned and we have provided the percentage of revenues earned in the digital marketing consulting services and the KOL training coordination as follows:

Pages 4-5:

A.	Digital Marketing Consulting:

Our PRC subsidiary provides a full range of services (include consultancy, sourcing and marketing services) to assist our clients and customers in selling their products. With our professional knowledge and practical experience, we use various marketing methods (e.g. KOL) to increase brand awareness in the local market and ultimately drive sales. Our PRC subsidiary works outward from a client’s brand strategy and existing online assets to define the optimal digital footprint for the brand.

October 21, 2021

Currently, we provide substantially all of our marketing consulting services in conjunction with an e-commerce mobile application (“APP”) namely “Chuangyetianxia”. Chuangyetianxia is developed by our related company (as described below in the Transactions with Related Parties), Xi’an Chuangyetianxia Network Technology Co., Ltd. (“Xi’an CNT”), a limited liability company established in the Peoples’ Republic of China (“PRC” or “China”).

Chuangyetianxia is an APP platform (“Platform”) which offers a range of capabilities that connects sellers with buyers, for example wholesale companies and the end customers. It offers users an interface to the supplier’s services/product catalogues.

Through our prior working relationship with Xi’an CNT and our extensive experience with the Platform, we are able to provide our customers with customized service and seamless integration of our customers’ APP to the Platform and assisting them in achieving a specific business objective (e.g. end customer placed an order to buy a product or enroll a course). We are entitled to a fixed rate on revenue generated by our client that are related to the scope of respective consultancy services upon client acceptance on the services provided.

In addition, we also provide agency-based sourcing and digital marketing services to connect marketplace operators and merchants. Agency-based sourcing services represents product procurement on behalf of the Platform. We recognize revenues from agency-based sourcing at a fixed rate on the value of goods that are sourced and delivered to the ultimate customers by the merchants. Digital marketing services are provided to the Platform to promote designated products or services through social medial influencers engaged by us. We are entitled to a fixed rate on the revenue generated by the Platform that are related to the designated products or services.

For the six months ended June 30, 2021 and 2020, and the years ended December 2020 and 2019, we derived services revenues of $2,752,683, $3,238,419, $8,592,970 and $816,267, respectively, through the Platform, represented 96.4%, 95.3%, 93.5% and 88.8% of our total revenue.

In the future, we plan to expand our marketing consulting services to include, but is not limited to: Diagnosing marketing strategy options, assisting in establishing complete marketing system, positioning branding, branding image design and broadcasting, online and off-line sales channel setup, products development plans, marketing model setup, choosing e-commerce platform, proposing digital marketing projects, enhancing e-commerce traffic, and acting as sales agent for our clients, and business marketing training (marketing strategy, sales techniques, customer services, management knowledges, e-commerce traffic generating, and KOL training etc.)

For the six months ended June 30, 2021 and 2020, and the years ended December 2020 and 2019, we generated $2,801,880, $3,350,330, $8,881,715 and $918,931, respectively, from the provision of Digital Consultation Services, represented 98.1%, 98.6%, 96.7% and 100% of our total revenue.

October 21, 2021

B.	KOL (Key Opinion Leaders) Training Coordination

The core advantage of Influencer Marketing (Influencer Marketing) is the precise market positioning and exposure to tens of thousands of target audiences in a short period of time. According to recent survey data conducted by ChiefMarketer, 75% of marketers adopt the strategy of online influencer marketing, and 43% of them plan to increase their investment in this area in 2019 (Source: ChiefMarketer, https://www.chiefmarketer.com/majority-marketers-use-influencers-survey/). Enterprises choose to cooperate with the brand and have a level of follower influence. The influencer then introduces and recommends those companies products to their followers through creative video content on a social media platform on a professional platform.

An influencer has an excellent ability to generate content, and enjoys creativity, content creation, and sharing audience. If influencers know their followers well, care about their feelings, and know what content to post, it is more effective for the followers. If the influencers and the client’s branding match accurately, the communication and cooperation between the two parties would work smoothly.

The word “influencer” as it is used in China is broad and applies to people who are bloggers, online content creators, vloggers and live streamers, as well as traditional celebrities. China has its own terminology to refer to an influencer marketing practitioner: key opinion leader (KOL) or “wang-hong,” which is the romanization of the Mandarin pronunciation for “online celebrity.”

Chinese users behave differently when it comes to taking advice. Instead of depending on search engines, Chinese users value advice from sources such as their peers, friends, bloggers and celebrities also known as KOL (Key Opinion Leaders). Much like influencers in the Western world, KOLs are very crucial in the overall digital marketing approach in China. An industry of “wang-hong incubators” or “KOL academies” is thriving to meet the flood of KOL aspirants. Currently, our PRC subsidiary cooperates with third party live-broadcasting training agencies to coordinate, recruit and enroll KOL students in various training programs in professional anchor quality. Such programs are able to qualify the trainees to obtain anchor licenses/permits before they broadcast on the internet.

In this business, the third party live-broadcasting training agencies take the primarily responsibilities for providing the training programs to the KOL students. Our services are to these live-broadcasting training agencies, which include but not limit to, recruiting and enrolling KOL students and coordinating the schedule of training course teachers on behalf of the live-broadcasting training agencies. Our PRC subsidiary generated consultancy services income directly from the live-broadcasting agencies based on the number of successful enrolled KOL students recruited by us.

The future plan of our KOL Training Coordination Services will include: Individual KOL training – providing training sites, positioning KOLs individually according to their personality and appearance, languages and body languages training, one-on-one contents operation training, IP packaging, and their channel operation supporting. We also work with our clients to provide the training classes in training their own potential KOL candidates.

For the six months ended June 30, 2021 and 2020, and the years ended December 2020 and 2019, we generated $55,064, $46,122, $305,308 and $0, respectively, from the provision of KOL Training Coordination service, represented 1.9%, 1.4%, 3.3% and 0% of our total revenue.

October 21, 2021

Page 9:

Our services depend on our ability to retain our cooperation with Xi’an CNT

A significant portion of our revenues are generated from our marketing consulting services that relies on an e-commerce APP known as “Chuangyetianxia”. The APP is developed by our related company, Xi’an CNT, which offers a range of capabilities that connects sellers with buyers, for example wholesale companies and the end customers. It offers users an interface to the supplier’s services/product catalogues.

Through our prior working relationship with Xi’an CNT and our extensive experience with the Platform, we are able to provide our customers with customized service and seamless integration of our customers’ APP to the Platform and assisting them in connecting with the Platform and assisting them in achieving a specific business objective (e.g. end customer placed an order to buy a product or enroll a course). We are entitled to a fixed rate on revenue generated by our client that are related to the scope of respective consultancy services upon client acceptance on the services provided.

In addition, we also provide agency-based sourcing and digital marketing services to connect marketplace operators and merchants. Agency-based sourcing services represents product procurement on behalf of the Platform. We recognize revenues from agency-based sourcing at a fixed rate on the value of goods that are sourced and delivered to the ultimate customers by the merchants. Digital marketing services are provided to the Platform to promote designated products or services through social medial influencers engaged by us. We are entitled to a fixed rate on the revenue generated by the Platform that are related to the designated products or services.

For the six months ended June 30, 2021 and 2020, and the years ended December 2020 and 2019, we derived services revenues of $2,752,683, $3,238,419, $8,592,970 and $816,267, respectively, through the Platform, represented 96.4%, 95.3%, 93.5% and 88.8% of our total revenue. In case Xi’an CNT suspends the Platform, or the normal operation of the Platform is disrupted, or our customers are denied access to the Platform, our revenue will be significantly affected.

Our Strategy, page 6

14.	Revise to clarify that Xi’an CNT is a related party.

Response.	In response to the Staff’s comment, we have revised the disclosure to clarify that Xi’an CNT is a related party as follows:

Page 7:

We, through our PRC subsidiary, has extensive experience with the “Chuangyetianxia” Platform that allow us to provide marketing consulting services to our customers leveraging the Platform to quickly increase customer traffic to our client’s products and services. We consider Xi’an CNT a related party as it is substantially owned and controlled by the wife and relatives of Mr. Tao Guolin, our chairman, executive officer and majority shareholder.

October 21, 2021

Our current operation depends on two major customers, page 7

15.	We note that for the year ended December 31, 2020 Beijing Borui Siyuan Network Technology Co., Ltd. and Shangxi Dachun Culture Communication Ltd. constituted 54% and 17% of your gross revenues, respectively. Please discuss customers that constituted a greater than ten percent to gross revenues through June 30, 2021. Briefly describe the terms of any material customer agreements including payment, duration, and renewal terms.

Response.	In response to the Staff’s comment, we have revised the disclosure to expand the discussion of customers that constitute ten percent or greater to gross revenues through June 30, 2021 and a brief description of any material customers agreements as follows (a copy of the form of service contract has been added as an exhibit to the Registration Statement):

Page 9:

Our operations for the year ended December 31, 2020 and six months ended June 30, 2021 depends on three major customers

For the six months ended June 30, 2021, the customers for the Company that constitutes a greater-than ten percent (10%) contribution to net revenues are Beijing Borui Siyuan Network Technology Co., Ltd. (39%), Shangxi Dachun Culture Communication Ltd. (26%), and Beijing Energy Time Education Technology Co., Ltd. (16%) which all are conducting online education business.

For the year ended December 31, 2020, the customers for the Company that constitutes a greater-than ten percent (10%) contribution to net revenues are Beijing Borui Siyuan Network Technology Co., Ltd. (54%) and Shangxi Dachun Culture Communication Ltd (17%).

Based on the service agreement with these customers, we assist our customer in launching their products into the Platform and providing operation support services to them. Our service fee is determined at a mutually agreed rate by reference to the monthly sales of our customers’ products. Our customers are required to settle the service fee in accordance with the predetermined settlement period (e.g. weekly or monthly) in the agreement. The duration of these service agreements are normally 1-3 years. No renewal term is included in the agreement as this will be determined by our management on a case-by-case basis.

Our PRC subsidiary is currently in the process of diversifying our customers to attract more customers other than doing online education business. There is a risk to the Company’s revenue in case these two major customers decided to terminate the services with us which will significantly harm our business.

October 21, 2021

Potential Competitors, page 7

16.	Please expand to describe how the company “is applying the apps to other app platform” and “connect[ing] different platforms together to bring traffics to another platform” unlike your competitors and how this is a competitive advantage to you.

Response.	In response to the Staff’s comment, the Company has revised the disclosure to describe the Company’s APP on APP business model to generate more traffic for its customers and the competitive advantage it affords the Company as follows:

Page 7:

Potential competitors

There are more than 39,000 marketing consultancy companies in China in 2020 (Source: page 57, China’s Marketing Consultation Industry Market Research and Prospect Forecast Analysis Report (2021 – 2026)” by Gaozhan Consultancy). Our China subsidiary is operating in a highly competitive consulting market, from both existing competitors and new market entrants. Our main competitors include: Soplan (索象), Han-Consulting (汉哲), Osens (欧赛斯)，Bayii (倍壹), Huayuhua (华与华)，SEMTIME, and Caina (采纳).

However, to our knowledge, none of these consulting companies are providing the services that integrates customers’ APPS to other APP platform likes we do. We provide our marketing consultation services to our customers by introducing and assisting them with integrating their APPs with and into the Chuangyetianxia. We leverage Chuangyetianxia Platform and active users to save the time and efforts of our customers to build up their own users base. Our customers are able to attract traffic to their APPs by simply applying and adapting to Chuangyetianxia Platform. In addition, Xi’an CNT is able to generate more traffic from the existing users of our customers. This model that we created is a win-win solution for our customers and to Xi’an CNT .

Those competitors are not using the methods to connect different APPs together to bring cross-traffics to each other’s platforms. Though we believe that we are the pioneer in using this strategy, these competitors may adopt the same method for their clients.

Item 1. Business

The impact from COVID-19 could materially and adversely affect our business and our financial condition, page 8

17.	Here and in Item 2, please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company’s business and operations in 2020 and 2021. Please include enough detail so that investors can appreciate the discussed risk.

Response.	In response to the Staff’s comment, the Company has revised the disclosure to describe in more details the impact COVID-19 has had on the company business and operations in 2020 and 2021 as follows:

Page 10:

The impact from COVID-19 could materially and adversely affect our business and our financial condition.

In early January of 2020, a novel coronavirus (“COVID-19”) outbreak took place in Wuhan, China. Subsequently, it has spread rapidly to Asia and other parts of the world. The COVID-19 outbreak has resulted in widespread economic disruptions in China, as well as stringent government measures by the Chinese government to contain its transmissions including quarantines, travel restrictions, and temporary closures of non-essential businesses in China and elsewhere. The outbreak in China mainly occurred in the first quarter of 2020, and it gradually stabilized and business activities started to resume under the guidance and support of the government since late second quarter of 2020.

October 21, 2021

Substantially all of our revenues and operations are concentrated in China. Consequently, our results of operations and financial performances have been affected in 2020 and into the third quarter of 2021. Due to the government restrictions, our PRC subsidiary was prevented from arranging offline activities from late January to May 2020, resulting in cancellations or postponements of marketing efforts of our customers. In addition, due to widespread economic disruptions during the outbreak, demand for our consulting services to small and medium-sized enterprises were also adversely affected. Specifically as a result of government mandated closures of non-essential business in China, many of our customers’ business were suspended while other permanently closed their business. This affected both our digital marketing consulting services and our KOL training coordination services in 2020.

As of December 31, 2020, the COVID-19 outbreak in China appears to be generally under control and business activities have recovered on the whole, and we have resumed contacting potential customers since June 2020, the aforementioned negative impact has been further mitigated since the third quarter of 2020, when the outbreak became more stabilized in China and other regions in the world. However, sporadic cases are found throughout the first half year of 2021 in China. For example, a new Delta COVID-19 had been found in certain cities in PRC in the second quarter of 2021, such coronavirus may cause another outbreak which increased the inherent risk and disruption to businesses. Therefore, we suspended certain consulting services from April, 2021 onwards and realigned the resources to focus on our KOL Training Coordination business.

Page 33:

We face risks related to health epidemics such as the COVID-19 coronavirus outbreak originated in Wuhan city at the end of 2019, and other outbreaks, which has significantly disrupted our operations and may continue to adversely affect our business, financial condition and results of operations.

Our business has been significantly disrupted and may continue to be materially and adversely affected by health epidemics such as the COVID-19 coronavirus outbreak originated in Wuhan city at the end of 2019 and other outbreaks affecting the PRC. Our business operations depend on China’s overall economy and demand for our services, which could be disrupted by health epidemics. As of April 2020, the outbreak in China has been generally stabilized, however large-scale offline activities are not yet permitted by the government in some cities as of the date of this registration statement. However, revenues from our consulting services are expected to increase due to our extra efforts in promoting our marketing consulting business, as well as providing more live video streaming programs during the lock-down. A new Delta COVID-19 had been found in certain cities in PRC in the second quarter of 2021, such coronavirus may cause another outbreak which increased the inherent risk and disruption to businesses. Therefore, we suspended certain consulting services from April, 2021 onwards and realigned the resources to focus on our KOL Training Coordination business. We expect the aforementioned negative impact on our business to gradually mitigate in the coming seasons when the outbreak becomes more stabilized in China and other regions in the world. However, there remains much uncertainty as to what extent the impact could have on our long-term business outlook as a prolonged outbreak could significantly affect the Chinese economy and decrease the demand for our services, which could lead to more disruptions to our operations and adversely affect our financial condition and results of operations.

Page 52:

Impact of COVID-19

The spread of the coronavirus (“COVID-19”) around the world has caused significant business disruption in year 2020. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on China and global economy. While it is difficult to estimate the financial impact of COVID-19 on the Company’s operations, management believes that COVID-19 could have a material impact on its financial results in year 2021. For example, a new Delta COVID-19 had been found in certain cities in PRC in the second quarter of 2021, such coronavirus may cause another outbreak which increased the inherent risk and disruption to businesses. Therefore, we suspended certain consulting services from April, 2021 onwards and realigned the resources to focus on our KOL Training Coordination business.

We achieved an operating revenue of $2,856,944 and $3,398,452 for the six months ended June 30, 2021 and 2020, respectively. Our business has dropped about 16% from the previous period. COVID-19 has and may continue to adversely affect our financial and business performance.

October 21, 2021

Our services depend on our ability to retain our cooperation with Xi’an CNT, page 8

18.	We note your disclosure that the company currently provides substantial of its marketing consulting services through an app, Chuangyetianxia, developed by your related party.

We also note on page 6 that your strategy is working closely with Xi’an CNT for using the application Chuangyetianxia as the platform to provide marketing consulting services to your customers. Revise the disclosure here and throughout the registration statement including under Item 7 to disclose the percentage of your marketing consulting services provided through this app and the material terms of your agreement(s) with Xi’an CNT, your related party, including the profit sharing agreement. File these agreements as exhibits to your registration statement or tell us why you believe they should not be filed.

Response.	Historically, the Company provided certain services to Xi’an CNT for fees but those agreements have been terminated. The Company does not presently earn any revenues directly from Xi’an CNT in connection with its consulting services of connection its customer’s APP with the Platform. The Company earns revenue from its customers through sales of the customer’s products and/or services made through the Platform. To access the Platform, the Company’s customer directly enters into Xi’an CNT’s standard contract for services.

In addition, the Company does not have any agreements with Xi’an CNT that has not been fully performed or terminated, and there is no revenue sharing arrangements between the two companies.

The Company has attached the prior agreements with Xi’an CNT to the registration statement. These agreements have either expired or have been terminated.

In response to the Staff’s comment, we have revised the disclosure to provided additional details and the percentage of revenues earned in connection with the Platform as follows:

Pages 9:

Our services depend on our ability to retain our cooperation with Xi’an CNT

A significant portion of our revenues are generated from our marketing consulting services that relies on an e-commerce APP known as “Chuangyetianxia”. The APP is developed by our related company, Xi’an CNT, which offers a range of capabilities that connects sellers with buyers, for example wholesale companies and the end customers. It offers users an interface to the supplier’s services/product catalogues.

Through our prior working relationship with Xi’an CNT and our extensive experience with the Platform, we are able to provide our customers with customized service and seamless integration of our customers’ APP to the Platform and assisting them in connecting with the Platform and assisting them in achieving a specific business objective (e.g. end customer placed an order to buy a product or enroll a course). We are entitled to a fixed rate on revenue generated by our client that are related to the scope of respective consultancy services upon client acceptance on the services provided.

October 21, 2021

In addition, we also provide agency-based sourcing and digital marketing services to connect marketplace operators and merchants. Agency-based sourcing services represents product procurement on behalf of the Platform. We recognize revenues from agency-based sourcing at a fixed rate on the value of goods that are sourced and delivered to the ultimate customers by the merchants. Digital marketing services are provided to the Platform to promote designated products or services through social medial influencers engaged by us. We are entitled to a fixed rate on the revenue generated by the Platform that are related to the designated products or services.

For the six months ended June 30, 2021 and 2020, and the years ended December 2020 and 2019, we derived services revenues of $2,752,683, $3,238,419, $8,592,970 and $816,267, respectively, through the Platform, represented 96.7%, 95.3%, 93.5% and 88.8% of our total revenue. In case Xi’an CNT suspends the Platform, or the normal operation of the Platform is disrupted, or our customers are denied access to the Platform, our revenue will be significantly affected.

Page 66:

Related party transaction

1.	Pursuant to an agreement signed on October 19, 2019, our PRC subsidiary agreed to provide marketing consultancy services to the live streams business in the APP of Xi’an CNT and entitled to share the net revenue with Xi’an CNT at a rate agreed by both parties. This agreement was terminated on December 31, 2019.

Pursuant to an agreement signed on November 9, 2019, our PRC subsidiary agreed to provide sourcing services to Xi’an CNT, which include but not limit to product procurement, coordination with suppliers and monitoring product quality. Our service fee represents the difference between the product price charged by our suppliers and the price that we charged Xi’an CNT. This agreement expired on May 8, 2020.

As a result of above agreements, services fees of $49,259 and $512,154 were recorded as revenue earned from Xi’an CNT for the years ended December 31, 2020 and 2019, respectively; $48,336 was recorded for the six months ended June 30, 2020. The revenue was not recurred in 2021 as the agreements were either terminated or ceased.

2.	During the year ended December 31, 2019, our PRC subsidiary paid expenses of $41,094 in relation to the access of Xi’an CNT’s platform. The service fee was charged by Xi’an CNT at a rate agreed by both parties at that time. The service agreements were terminated on January 1, 2020.

October 21, 2021

Intellectual Property, page 21

19.	Expand the disclosure to explain the significance of your trademarks and their use.

Response.	In response to the Staff’s comment, the Company has explained the significance of its trademarks and their use as follows:

Page 26:

We have 7 trademarks registered in China, which bring value to our business because we are engaged in promoting them to brand names for certain products. As a start-up marketing consulting company, we have a strategy goal that we own certain brand names and trademarks which we can promote them in different industries and products. For example, for the trademark “Fu” – we intend to use it on certain medical and health sanitary industry, such as masks; for the trademark “Chui Da Xian” – we intend to use it on kitchen wares products; for the trademark “Wu Shui ” – we intend to use it on water cups and tea cups products; for the trademark “MeiFei Se Wu” – we intend to use it on female sanitary products; for the trademark “Zhi Yao Ai Shang Ni” – we intend to use it on jewelry products; for the trademark “Jin Dao Bo” – we intend to use it on Agriculture products, such as rice; for the trademark “Qin Ben Jing Ji” – we intend to use it on Cosmetics products. We plan to enhance licensing these trademarks to our customers who intend to sell their products in these related industry, then we may not only provide our marketing consulting services to our customers, but also create the profit sharing when we successfully promote our customer’s products with our licensed brands.

Item 1A. Risk Factors, page 23

20.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response.	In response to Staff Comment No. 20, the Company has provided additional risk factors and disclosures highlighting the Chinese government’s significant oversight and discretion over the conduct of the Company’s business as follows:

Page 31:

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

Recently, the Chinese government announced that it would step up supervision of Chinese companies listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

We are headquartered and have operations in China. We currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. However, because our operations are in China and our major shareholders are located in China, there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent announcements, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in the Company’s operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

October 21, 2021

Page 32:

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, our PRC subsidiary may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Stocks, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

October 21, 2021

21.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:	In response to Staff Comment No. 21, the Company has provided an additional risk factor and disclosures highlighting the Chinese government’s greater oversight over data security as follows:

Page 11:

Recent Regulatory Developments

Draft Cybersecurity Measures

On July 10, 2021, the Cyberspace Administration of China published the draft amendment to the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective. The draft measures, among others, stipulate that if an issuer who is a “critical information infrastructure operator” or a “data processing operator” as defined therein and such issuer possesses personal information of more than one million users, and intends to be listed in a foreign country, it must complete the cybersecurity review. Alternatively, relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. As advised by our PRC legal advisor, the draft measures were released for public comment only, and its provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

As the draft measures is newly published, the exact scope of “critical information infrastructure operators” and “data processing operators” under the draft measures and the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Currently, the draft measures have not materially affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, our PRC subsidiary faces potential risks if we are deemed as a critical information infrastructure operator or data processing operator under the PRC cybersecurity laws and regulations once the draft measures take effect. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and other important data collected and produced within the PRC territory as part of our operations in China (as we currently do in our operations), and we may be subject to lengthy cybersecurity review and other enhanced regulatory requirements when purchasing internet products and services or conducting data processing activities. We may face challenges in addressing such enhanced regulatory requirements and make necessary changes to our internal policies and practices in data privacy and cybersecurity matters. See “Risk Factors — Risks Related to Our Business and Industry — We may be liable for improper collection, use or appropriation of personal information provided by our customers” and “Risk Factors — Risks associated with doing business in China — Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation.”

As of the date of this filing of the Amendment, our operating subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China based on the draft measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to this registration. As of the date of this registration statement, recent regulatory actions by China’s government related to data security or anti-monopoly have not materially impacted our ability to conduct our business, accept foreign investments or list on a U.S. or other foreign exchanges. Based on existing PRC laws and regulations, as advised by our PRC legal advisor, neither we nor our subsidiaries are currently subject to any pre-approval requirement from the CAC to operate our business or conduct this registration, subject to PRC government’s interpretation and implementation of the draft measures after they take effect.

October 21, 2021

Pages 35-37:

Our PRC subsidiary may be liable for improper collection, use or appropriation of personal information provided by our customers.

Though our business involves only digital marketing consulting, not an internet platform, but we may still have the opportunity in collecting and retaining large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. Our PRC subsidiary is required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. In July 2021, the Cyberspace Administration of China and other related authorities released the draft amendment to the Cybersecurity Review Measures for public comments through July 25, 2021. The draft amendment proposes the following key changes: (i) companies who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iii) the operators (including both operators of critical information infrastructure and relevant parties who are engaged in data processing) holding personal information of more than one million users and seeking a listing outside China shall file for cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. If the draft amendment is adopted into law in the future, we may become subject to the enhanced cybersecurity review. Very recently, certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this Amendment, our PRC subsidiary has not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not be subject to such cybersecurity review requirement, and if so, that we would be able to pass such review in relation to this registration. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

October 21, 2021

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law (《中华人民共和国数据安全法》) , which has been taken effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law (《中华人民共和国个人信息保护法》), or the PIPL, which will take effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. We may collect sensitive personal information such as ID card photos and personal photos from our customers for purpose of verifying their personal identities when they carry out online apps operations. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

October 21, 2021

22.	To the extent that you use a variable interest entity structure to conduct China-based operations, revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response:	The Company does not currently operate with a VIE structure nor does the Company plan to utilize a VIE structure.

23.	We note on page 20 your disclosure that the company failed to deposit adequate contributions to the housing funds under the Social Insurance Law of the PRC for all of its employees but has not received any notice of warnings or been subject to penalties or other disciplinary action. Please add risk factor disclosure regarding potential penalties or disciplinary action if material.

Response.	In response to Staff Comment No. 23, the Company has provided an additional risk factor related inadequate contribution to the housing fund as follows:

Page 39:

Our PRC subsidiary failed to deposit adequate contributions to the housing fund for all of its employees and may be reported by its employees to the People’s court for enforcement.

Our PRC subsidiary failed to deposit adequate contributions to the housing funds for all of its employees, but has not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for non-compliance on labor-related laws and regulations. As a remediation, the Company started to deposit the adequate contributions to the housing funds from July 2021 onwards. Before July 2021, our PRC subsidiary failed to deposit adequate contributions of housing provident fund for all employees in accordance with Article 15 of the regulations on the administration of housing provident fund. As of the date of this Amendment, our PRC subsidiary did not receive any warning and punishment notice from the authority. If any employee reports the non-compliance to the authority later, it will be handled in accordance with Article 38 of the regulations on the administration of housing provident fund, which is that the housing provident fund management center shall order our PRC subsidiary to deposit or make up the payment within a time limit; and if our PRC subsidiary fails to pay or make up the payment within the time limit, the reporting employee may apply to the people’s court for enforcement.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 38

24.	Where there are material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, please revise your disclosure to describe the underlying reasons for these material changes in quantitative and qualitative terms. For example, discuss the reason(s) for the material changes in general and administrative expenses for the periods presented. Refer to Item 303(b) of Regulation S-K.

Response.	In response to the Staff’s comment, the Company revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations discussions to include the underlying reasons for materials changes in quantitative and qualitative terms. Please refer to Pages from 52 to 60 for the amendments.

Liquidity and Capital Resources

Cash generated from operating activities, page 40

25.	Your disclosure appears to emphasize how cash provided by operating activities was derived for each interim and annual period presented. Pursuant to Item 303(a) and (b) of Regulation S-K, your discussion should be an analysis of material changes in operating cash between comparable periods. Note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.

Response.	In response to the Staff’s comment, the Company revised the discussion on “Cash generated from operating activities” to include explanation and the underlying reasons for materials changes in operating cash. Please refer to Pages 57, 59 and 60 for the amendments.

October 21, 2021

26.	Please discuss whether the decrease in and level of net cash generated from operating activities of $7,404 for the six months ended June 30, 2021 is an identified trend. Refer to Item 303(b)(1)(i) of Regulation S-K.

Response.	In response to the Staff’s comment, the Company included the following discussion:

Page 57:

As we had realigned our resources to focus on our KOL Training Coordination business, we expect to generate more cash inflows in the coming years. We will keep on monitoring the level of operating expenses in order to maintain a positive cash flow position. Therefore, we do not consider the decrease of net cash generated from operating activities for the six months ended June 30, 2021 as an identified trend to our operating cash flow.

Item 5. Directors and Executive Officers, page 45

27.	Expand the disclosure to identify the non-profit organizations for which Mr. Tao has been the chairman since 2015. In addition, identify the entity for which Mr. Tao led a sales team of 2 million salespersons in China and created more than 100 million sales. Define what is meant by “100 million sales.”

Response.	In response to the Staff’s comment, the Company revised the disclosure to identify the non-profit organizations for Mr. Tao and deleted reference to the “2 million salesperson” and 100 million sales.

Page 62:

Mr. Tao has more than 20 years of professional experience in business consultation, operations, management and in the marketing industry. From 2015 to now, he has been the chairmen of two non-profit organizations: Qiming Public Welfare Foundation (1/2015 to 9/2020) and Gansu Guolin Welfare Foundation (9/2020 to present). Mr. Tao serves as CEO, CFO of Entrepreneur Universe Bright Group (EUBG) and also serves as the CFOs of the subsidiaries of EUBG in Hong Kong and China. He focuses his arears in digital marketing, brands marketing and consumer economics. He is the authors of “The Power of Consuming”, “No Names”, and “Winning in the System”, which are the popular marketing books in China. Mr. Tao graduated from Beijing Institute of Technology with a BS degree, and was graduated from Beijing University of Posts and Telecommunications with MBA degree.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 47

28.	Update the disclosure regarding your related party transactions to include information through a recent date.

Response.	In response to the Staff’s comments, the Company revised the related party transactions to include information through June 30, 2021.

29.	Expand the disclosure regarding your related party transactions to include all material terms of your agreements with your related parties with whom you had transactions. File the agreements with these related parties or tell us why you believe they should not be filed.

Response.	In response to the Staff’s comment, the Company revised the disclosures to provide material terms of the agreements with related parties and included such agreements as exhibits. Please note that the Company does not have any agreements with Xi’an CNT that has not been fully performed or terminated, and there is no revenue sharing arrangements between the two companies. The Company promote its customers’ product and services on the Platform through the integration of the APPs and is paid by its customers. To access the Platform, the Company’s customer directly enters into Xi’an CNT’s standard contract for services.

October 21, 2021

Item 9. Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters, page 49

30.	You disclose that your common stock is currently quoted on the OTC market “Pink Sheets.” Please amend your disclosure here to inform investors that the OTC Pink includes a warning that you have posted limited financial disclosure through the OTC Disclosure & News Service or are late in your filing obligations with the SEC.

Response:	We have noted the Staff’s comment. The Company is currently quoted on the OTC market “Pink Sheets Current Information.”

Report of Independent Registered Public Accountant, page F-2

31.	The audit report refers to Critical Audit Matters, but none are disclosed. Please revise or advise.

Response.	The Audit report has been updated to reflect that there are no critical audit matters to report.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at newfiance@vip.sina.com or our counsel, Charles Law, Esq. at 650-965-5502 or by email at charles@lawandlaw.net and the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

/s/ Guolin Tao
Guolin Tao
CEO
Entrepreneur Universe Bright Group